EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

PermRock Royalty Trust (the “Trust”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its units of beneficial interest, which are referred to in this exhibit as “Trust units.” The following description of the Trust’s registered securities is intended as a summary only and therefore is not a complete description of the Trust units. This description is based upon, and is qualified by reference to, the Trust’s Amended and Restated Trust Agreement, dated May 4, 2018 (the “Trust Agreement”), the Conveyance of Net Profits Interest, effective as of January 1, 2018 (the “Conveyance”) and applicable provisions of Delaware law. You should read these documents, each of which is incorporated by reference as an exhibit to the Trust’s Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit is a part, for the provisions that are important to you.

Description of Trust Units

Pursuant to the Conveyance, Boaz Energy II, LLC (“Boaz Energy”), conveyed to the Trust an 80% net profits interest (the “Net Profits Interest”) in exchange for 12,165,732 Trust units.  Immediately following the Conveyance, Boaz Energy completed an initial public offering of 6,250,000 of its Trust units. Upon completion of the offering, Boaz Energy owned 5,915,732 Trust units of the 12,165,732 Trust units issued and outstanding.  Each Trust unit is a unit of beneficial interest in the Trust assets and is entitled to receive cash distributions from the Trust on a pro rata basis. Each Trust unitholder has the same rights regarding each of his Trust units as every other Trust unitholder has regarding his units. The Trust units are in book-entry form only and are not represented by certificates. The Trust had 12,165,732 Trust units outstanding as of December 31, 2019. The Trust units are traded on the New York Stock Exchange under the symbol “PRT”.

Distributions and Income Computations

Each month, Simmons Bank, as Trustee of the Trust (the “Trustee”) determines the amount of funds available for distribution to the Trust unitholders. Available funds are the cash, if any, received by the Trust from Net Profits Interest and other sources (such as interest earned on any amounts reserved by the Trustee) that month, over the Trust’s liabilities for that month. Available funds are reduced by any cash the Trustee decides to hold as a reserve against future liabilities. The holders of Trust units as of the applicable record date are entitled to monthly distributions payable on or before the 10th business day after the record date.

Unless otherwise advised by counsel or the Internal Revenue Service, the Trustee treats the income and expenses of the Trust for each month as belonging to the Trust unitholders of record on the monthly record date. Trust unitholders generally recognize income and expenses for tax purposes in the month the Trust receives or pays those amounts, rather than in the month the Trust distributes the cash to which such income or expenses (as applicable) relate. Minor variances may occur. For example, the Trustee could establish a reserve in one month that would not result in a tax deduction until a later month.

Transfer of Trust Units

Trust unitholders may transfer their Trust units in accordance with the Trust Agreement. The Trustee does not require either the transferor or transferee to pay a service charge for any transfer of a Trust unit. The Trustee may require payment of any tax or other governmental charge imposed for a transfer. The Trustee may treat the owner of any Trust unit as shown by its records as the owner of the Trust unit. The Trustee will not be considered to know about any claim or demand on a Trust unit by any party except the record owner. A person who acquires a Trust unit after any monthly record date will not be entitled to the distribution relating to that monthly record date.

Periodic Reports

The Trustee files all required Trust federal and state income tax and information returns. The Trustee prepares and mails or otherwise makes available to Trust unitholders annual reports that Trust unitholders need to correctly report their share of the income and deductions of the Trust. The Trustee also causes to be prepared and filed reports required to be filed under the Exchange Act and by the rules of any securities exchange or quotation system on which the Trust units are listed or admitted to trading, and also causes the Trust to comply with all of the provisions of Sarbanes-Oxley Act of 2002, including but not limited to, establishing, evaluating and maintaining a system of internal control over financial reporting in compliance with the requirements of Section 404 thereof.

Liability of Trust Unitholders

Under the Delaware Statutory Trust Act, Trust unitholders are entitled to the same limitation of personal liability extended to stockholders of private corporations for profit under the General Corporation Law of the State of Delaware. No assurance can be given, however, that the courts in jurisdictions outside of Delaware will give effect to such limitation.

Voting Rights of Trust Unitholders

The Trustee or Trust unitholders owning at least 10% of the outstanding Trust units may call meetings of Trust unitholders. The Trust is responsible for all costs associated with calling a meeting of Trust unitholders unless (i) such meeting is called by the Trust unitholders, in which case the Trust unitholders will be responsible for all costs associated with calling such meeting of Trust unitholders or (ii) such meeting is called for the purpose of approving the sale or release of the Net Profits Interest at Boaz Energy’s request, in which case the Trust will be responsible for 80% of all costs associated with calling such meeting of Trust unitholders and Boaz Energy will be responsible for 20% of such costs. Meetings must be held in such location as is designated by the Trustee in the notice of such meeting. The Trustee must send notice of the time and place of the meeting and the matters to be acted upon to all of the Trust unitholders at least 20 days and not more than 60 days before the meeting. Trust unitholders representing a majority of Trust units outstanding must be present or represented to have a quorum.

Each Trust unitholder is entitled to one vote for each Trust unit owned. Abstentions and broker non-votes shall not be deemed to be a vote cast.

Unless otherwise required by the Trust Agreement, a matter may be approved or disapproved by the affirmative vote of a majority of the Trust units present in person or by proxy at a meeting where there is a quorum. This is true, even if a majority of the total Trust units did not approve it. The affirmative vote of the holders of at least 75% of the outstanding Trust units is required to:

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dissolve the Trust; or

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amend the Trust Agreement (except with respect to certain matters that do not adversely affect the rights of Trust unitholders in any material respect).

Boaz Energy may cause the Trustee to (i) sell all or any part of the Trust estate, including all or any portion of the Net Profits Interest or (ii) release any portion of the Net Profits Interest in connection with the sale, free from and unburdened by the Net Profits Interest, by Boaz Energy and/or its affiliates of a divided or undivided portion of their interests in the underlying properties, if approved by Trust unitholders holding at least 75% of the outstanding Trust units, provided that, after December 31, 2022, such a sale or release shall require approval of a majority of the outstanding Trust units if Boaz Energy and its affiliates own less than 25% of the outstanding Trust units. The net proceeds of any such sale or the consideration received in respect of such release, as applicable, shall be distributed to the Trust unitholders in the manner approved by the Trust unitholders at such meeting.

In addition, Boaz Energy may, without the consent of the Trust unitholders, require the Trust to release the Net Profits Interest associated with any interest in the Underlying Properties that accounted for no more than 1.0% of the total production from the Underlying Properties in the prior 12 months, provided that Boaz Energy may not require the release during any 365-day period of portions of the Net Profits Interest having an aggregate fair value to the Trust of greater than $500,000.

Duration of the Trust; Sale of the Net Profits Interest

The Trust is not subject to any pre-set termination provisions based on a maximum volume of oil or natural gas to be produced or the passage of time. The Trust will dissolve upon the earliest to occur of the following:

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the Trust, upon the approval of the holders of at least 75% of the outstanding Trust units, sells the Net Profits Interest;

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the annual cash proceeds received by the Trust attributable to the Net Profits Interest are less than $2.0 million for each of any two consecutive years;

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the holders of at least 75% of the outstanding Trust units vote in favor of dissolution; or

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the Trust is judicially dissolved.

Upon dissolution of the Trust, the Trustee will sell all of the Trust’s assets in one or more sales, and, after payment or the making of reasonable provision for payment of all liabilities of the Trust, distribute the net proceeds of the sale to the Trust unitholders.

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